

August 27, 2012

Via E-mail
Mr. Gregory S. Weishar
Chief Executive Officer
Pharmerica Corporation
1901 Campus Place
Louisville, KY 40299

> **Re:** **Pharmerica Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 9, 2012**
> **File No. 001-33380**

Dear Mr. Weishar:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Goods Sold, page 62

1. You attribute the 114 bps decrease in total drug costs to higher rebates on generic drugs from changes in the Amended Prime Vendor Agreement with AmerisourceBergen. Please provide us proposed disclosure to be included in future periodic filings that describes how the new terms in this agreement increased the rebates recognized in 2011 and, if this increase is not indicative of future trends, that discusses the expected effect of these changes on your future results of operations.

Notes to Consolidated Financial Statements
Note 1—Organization and Summary of Significant Accounting Policies
Supplier Rebates, page F-16

2. Although you indicate that you consider supplier rebates as product discounts, please provide us proposed disclosure to be included in future periodic filings that describes how and when you earn these rebates and recognize them as product discounts. Tell us how you considered the possibility that you may be obligated to return these payments such as that which may be required under the changes in the Amended Prime Vendor Agreement with AmerisourceBergen.

Note 6-- Commitments and Contingencies
Prime Vendor Agreement, page F-29

3. Your disclosure of the Amended Prime Vendor Agreement with AmerisourceBergen indicates that it represents a material commitment and contingency. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the nature of this commitment and contingency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant